

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 11, 2008

Mr. Joseph D. Frehe
Principal Financial Officer
Alloy, Inc.
151 West 26th Street, 11th Floor
New York, NY 10001

   Re: **Alloy, Inc.**
       Form 10-K for Fiscal Year Ended January 31, 2007
       Filed April 4, 2007

       Forms 10-Q for Fiscal Quarters Ended October 31, 2007
       File No. 0-26023

Dear Mr. Frehe:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director